GLEN BURNIE BANCORP

2001 Portfolio

Strength & Stability



"The Bank of Glen Burnie is recognized as one of northern Anne Arundel County's preeminent financial institutions. Like the three-legged stool, our strength is equally balanced between our shareholders, our employees and our community. We succeed as a group because we support each other as individuals."

- F. William Kuethe, Jr.

President & CEO, The Bank of Glen Burnie

The BANK of GLEN BURNIE

GLEN BURNIE BANCORP

2001 Performance

The following table presents consolidated selected financial data for the Company *and its subsidiaries* for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to stock splits *and stock dividends* accounted for as stock splits

Year Ended December 31,

	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 10,674	$ 10,801	$ 9,925	$ 9,794	$ 10,567
Provision for Credit Losses	(150)	0	300	(500)	270
Other Income	1,821	3,658	2,828	3,122	1,728
Other Expense	10,332	10,746	9,822	11,776	11,593
Net Income (Loss)	1,725	2,275	1,455	833	747
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.04	$ 1.38	$ 0.88	$ 0.46	$ 0.41
Diluted Net Income (Loss) Per Share	1.04	1.38	0.88	0.46	0.41
Cash Dividends Declared Per Common Share	0.45	0.449	0.28	0.28	0.167
Weighted Average Common Shares Outstanding					
Basic	1,656,904	1,652,001	1,636,275	1,804,472	1,826,214
Diluted	1,656,904	1,652,001	1,636,275	1,804,834	1,826,214
Financial Condition Data:					
Total Assets	$ 263,362	$ 239,211	$ 213,439	$ 217,571	$ 231,900
Loans Receivable, Net	164,569	162,373	151,107	125,501	111,545
Total Deposits	229,307	205,968	194,090	199,611	207,110
Long Term Borrowings	7,275	7,297	0	0	0
Junior Subordinated Debentures	5,155	5,155	0	0	0
Total Stockholders' Equity	17,862	17,181	15,102	14,169	18,965
Performance Ratios:					
Return on Average Assets	0.69%	1.02%	0.66%	0.38%	0.32%
Return on Average Equity	9.77	12.94	9.97	4.54	3.95
Net Interest Margin*	4.80	5.27	4.96	4.94	5.09
Dividends Payout Ratio	43.27	32.61	43.48	75.75	50.85
Capital Ratios:					
Average Equity to Average Assets	9.08%	8.59%	6.67%	8.40%	8.01%
Leverage Ratio	8.79	9.30	6.87	5.96	7.60
Total Risk-Based Capital Ratio	13.92	13.99	10.80	10.50	16.00
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.75%	2.04%	1.89%	2.21%	3.55%
Non-accrual and Past Due Loans to Gross Loans	0.39	0.24	0.68	1.36	2.99
Allowance for Credit Losses to Non-accrual and Past Due Loans	445.30	837.87	276.97	162.99	118.73
Net Loan Charge-offs (Recoveries) to Average Loans	0.18	(0.28)	0.15	0.67	1.00

* *Presented on a tax-equivalent basis*

DEAR FELLOW INVESTORS:



I am pleased to report that 2001 was both a profitable and a successful year for Glen Burnie Bancorp and its subsidiaries.

PROFIT

We measure profit in dollars and cents. For 2001, our profitability was based entirely on performance. Strong core earnings resulted in a 10.1% increase in total assets and a net income of $1,725,236. Interest income increased, as did gains on investment securities. At the same time we recorded a decrease in expenses for salaries and wages, employee benefits and occupancy rates.

Despite the slowing economy, our asset quality continues to be very strong. Once again our delinquency rate declined, and once again it is positioned well below industry and peer group standards for both the year-end delinquency (the delinquency rate on December 31) as well as the yearly average delinquency.

How does this performance affect investors? By increasing stockholders' equity and yielding dividends. In 2001, stockholders' equity increased to $17,861,585 from 2000 when it stood at $17,180,747. Our tradition of issuing consecutive dividends continued in 2001 as investors received four quarterly dividends in addition to one bonus divided for a total of 45 cents per common share outstanding.

Total Stockholder's Equity


$15,102,449
$17,180,747
$17,861,585
1999
2000
2001

Total Liabilities and Stockholder's Equity


$213,439,456
$239,211,180
$263,361,726
1999
2000
2001

Success

Success is measured by enhancing shareholder value. The board of directors increased investors' holdings in the company with a 3 for 2 stock split in June. Our symbol (GLBZ) is now listed on NASDAQ's SmallCap Market and you can track trading activity in the Sun Stocks chart published in the Business Section of the Baltimore Sun. We are attracting new investors through these ongoing initiatives to increase the visibility of our stock while strengthening and broadening our shareholder base.

We recognize that our shareholders accept a certain amount of risk with their investment. At the same time, we fully expect investors to hold management accountable for living up to our commitment of paying out 40% of net earnings in the form of a cash dividend. With the bonus dividend declared in the fourth quarter of 2001, we were able to exceed this objective.

As I've noted before, this kind of performance does not happen by accident. Our franchise is positioned to be profitable and successful amid changing economic conditions. With your continued support, Glen Burnie Bancorp will work toward increasing profitability and enhancing shareholder value even further in 2002.

Sincerely,

F. William Kuethe, Jr.
President & CEO

Year-End Deliquency



1.77%
1.47%
1.43%
1.17%
1998
1999
2000
2001

Average Deliquency



2.56%
1.60%
1.02%
.99%
1998
1999
2000
2001

Dear Friends



Continuity is a key indicator of strength. The Bank of Glen Burnie, Glen Burnie Bancorp's primary subsidiary, performed with great continuity in 2001 and I am pleased to again report growth in core deposits and loan volume.

Performance

There is strength in our numbers. Core deposits grew by 11.3% to $229,306,718 in 2001 from $205,968,337 in 2000 while total outstanding loans reached $164,569,252 in 2001 as compared to $162,373,731 in 2000. A decline in expenses and an increase in interest income also highlighted our 2001 performance. On December 31, 2001 assets stood at $263 million as compared to $239 million in 2000.

The fact that this occurred while the Federal Reserve Board was reducing interest rates in an attempt to stir the economy embellishes this accomplishment. There is no doubt that prudent re-pricing strategies and the strength of our loan portfolio's asset quality contributed to the Bank's success.

5-Star Superior Rating

Our 2001 performance resulted in a 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nations' leading independent bank research firm. This distinction was awarded in March 2002 and denotes the highest level of strength, safety and performance attainable. The 5-Star Superior Rating is based on factors such as the capitalization, liquidity, loan delinquency rate and historical performance.

Loan Portfolio
(Less allowance for credit losses)



$111,545,262
$125,501,252
$151,106,560
$162,373,731
$164,569,252
1997
1998
1999
2000
2001

Total Deposits



$207,110,272
$199,611,115
$194,089,995
$205,968,337
$229,306,718
1997
1998
1999
2000
2001

Imagining Online

We completed a very smooth transition to digital imaging in 2001. By providing customers with digital pictures of their checks, we reduced the postage costs and staffing needs required to process nearly 25,000 monthly statements. Digital imaging is also an important part of our new internet banking service. Introduced in March 2002, *"Your Own Local* **Online** *Bank"* outperforms most other online banking products. The Bank of Glen Burnie's customers can actually print the front and bank of cancelled checks from their home or office 24 hours a day, 7 days a week. This is in addition to traditional functions such as viewing account balances, monitoring daily activity, transferring funds between accounts and downloading transaction information.

United We Stand

On September 11, 2001 our directors, officers and employees joined the nation in shock and sorrow as terrorists victimized our country. As relief efforts got underway, we joined the American Bankers Association in supporting the Victims and Families Relief Fund. The response has been incredible and the generosity of our customers and employees overwhelming.

I am proud to be an American and proud to be a member of *"Your Own Local Bank."*

Sincerely,

John I. Young
Executive Vice President & Chief Operating Officer

Interest Income



$15,578,377
$16,702,715
$17,207,004
1999
2000
2001

Asset Size
(in millions)



$213
$239
$263
1999
2000
2001

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, May 9, 2002 beginning at 2:00 p.m. at LaFontaine Bleu, 7514 Ritchie Highway, Glen Burnie, Maryland.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a five percent discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Independent Auditors

Trice Geary & Meyers, LLC
955 Mount Hermon Road
Salisbury, Maryland 21804

Annual Report on Form 10-K

The company will furnish, without charge, a copy of its annual report on Form 10-K for the year ended December 31, 2001, to each stockholder who forwards a written request to the Chief Financial Officer, Glen Burnie Bancorp, 106 Padfield Boulevard, Glen Burnie, MD 21061.

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, First Vice President - Investments
Legg Mason Wood Walker, Incorporated
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
rdpetty@leggmason.com

James S. Gibbons, Vice President – Investments
Ferris, Baker Watts, Incorporated
275 West Street, Suite 200
Annapolis, MD 21401
410-268-6960 • 410-267-7570 (fax)
jgibbons@fbw.com

Hammet W. Hough, Vice President
Scott & Stringfellow, Inc.
8133 Leesburg Pike, Suite 570
Vienna, VA 22182
1-800-868-3464 • 703-790-9251 (fax)
hhough@scottstringfellow.com



"Every one of our Directors brings something unique to Glen Burnie Bancorp's Board. I have a tremendous amount of respect for these men and women because they are ordinary folks who have made an extraordinary commitment to our investors."

– John E. Demyan
Chairman

Directors

John E. Demyan
Real Estate Investor

Theodore L. Bertier, Jr.
Retired Engineer/Architect

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Owner - Angels Food Market

Alan E. Hahn
Real Estate Investor

Charles L. Hein
Retired Clergyman

F. William Kuethe, Jr.
President and Chief Executive Officer - The Bank of Glen Burnie

Frederick W. Kuethe, III
Aerospace Software Engineer - Northrup Grumman, Inc.

William N. Scherer, Sr.
Attorney; President - Scherer's Market

Karen B. Thorwarth
Independent Insurance Agent

Mary Lipin Wilcox
Elementary School Teacher - Anne Arundel County School System

John I. Young
Executive Vice President and Chief Operating Officer - The Bank of Glen Burnie

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President

John I. Young
Executive Vice President

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Dorothy A. Abel
Secretary

Senior Management

F. William Kuethe, Jr.	*President & CEO*
John I. Young	*Executive Vice President & COO*
Michael G. Livingston	*Senior Vice President & CLO*
John E. Porter	*Senior Vice President & CFO*



"When I saw the respect that was given to customers and employees, I decided to convert my part-time teller job into a career at The Bank of Glen Burnie. When I saw the genuine concern given to stockholders, I decided to become an investor in Glen Burnie Bancorp. Both have proven to be good decisions."

– Arlene Rayburn
Assistant Vice President

Officers

Dorothy A. Abel	*Vice President (Lending)*
Rudolph Brown	*Vice President (Lending)*
Thomas C. Cooper	*Vice President (Operations)*
Barbara J. Elswick	*Vice President (Lending)*
Robert J. Riedel	*Vice President (Branch Administration)*
Paul V. Trice, Jr.	*Vice President (Audit)*
Michelle Stambaugh	*Director of Human Resources*
Kristin C. Elswick	*Assistant Vice President (Deposit Processing)*
Patrick Perry	*Assistant Vice President (Lending)*
Deborah L. Slappo	*Assistant Vice President (Audit)*
Roxanne Stroud	*Assistant Vice President (Loan Operations)*
Alison D. Tavik	*Assistant Vice President (Marketing)*
Moses Williams	*Assistant Vice President (Collections)*
Joyce A. Ohmer	*Deputy Branch Administrator & Senior Assistant Vice President (Odenton)*
Diane Campbell	*Assistant Vice President (Main Office)*
Charlene Carr	*Assistant Vice President (Severna Park)*
Joyce Cleveland	*Assistant Vice President (Riviera Beach)*
Arlene Rayburn	*Assistant Vice President (Severn)*
Denise M. Sutton	*Assistant Vice President (South Crain)*
Donna K. Walsh	*Assistant Vice President (Crownsville)*
Pamela Thompson	*Assistant Treasurer*
Charles F. Pumphrey	*Data Processing Officer*

As of March 31, 2002

2001 Annual Report

GLEN BURNIE BANCORP AND SUBSIDIARIES

2001 Annual Report

Contents

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to stock splits and stock dividends accounted for as stock splits.

Year Ended December 31,

	2001	2000	1999	1998	1997
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 10,674	$ 10,801	$ 9,925	$ 9,794	$ 10,567
Provision for Credit Losses	(150)	0	300	(500)	270
Other Income	1,821	3,658	2,828	3,122	1,728
Other Expense	10,332	10,746	9,822	11,776	11,593
Net Income (Loss)	1,725	2,275	1,455	833	747
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.04	$ 1.38	$ 0.88	$ 0.46	$ 0.41
Diluted Net Income (Loss) Per Share.	1.04	1.38	0.88	0.46	0.41
Cash Dividends Declared Per Common Share	0.45	0.449	0.28	0.28	0.167
Weighted Average Common Shares Outstanding					
Basic	1,656,904	1,652,001	1,636,275	1,804,472	1,826,214
Diluted	1,656,904	1,652,001	1,636,275	1,804,834	1,826,214
Financial Condition Data:					
Total Assets	$ 263,362	$ 239,211	$ 213,439	$ 217,571	$ 231,900
Loans Receivable, Net	164,569	162,373	151,107	125,501	111,545
Total Deposits	229,307	205,968	194,090	199,611	207,110
Long Term Borrowings	7,275	7,297	0	0	0
Junior Subordinated Debentures	5,155	5,155	0	0	0
Total Stockholders' Equity	17,862	17,181	15,102	14,169	18,965
Performance Ratios:					
Return on Average Assets	0.69%	1.02%	0.66%	0.38%	0.32%
Return on Average Equity	9.77	12.94	9.97	4.54	3.95
Net Interest Margin*	4.80	5.27	4.96	4.94	5.09
Dividends Payout Ratio	43.27	32.61	43.48	75.75	50.85
Capital Ratios:					
Average Equity to Average Assets	9.08%	8.59%	6.67%	8.40%	8.01%
Leverage Ratio	8.79	9.30	6.87	5.96	7.60
Total Risk-Based Capital Ratio	13.92	13.99	10.80	10.50	16.00
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.75%	2.04%	1.89%	2.21%	3.55%
Non-accrual and Past Due Loans to Gross Loans	0.39	0.24	0.68	1.36	2.99
Allowance for Credit Losses to Non-accrual and Past Due Loans	445.30	837.87	276.97	162.99	118.73
Net Loan Charge-offs (Recoveries) to Average Loans	0.18	(0.28)	0.15	0.67	1.00

* *Presented on a tax-equivalent basis*

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prior to June 22, 2001, the Company's common stock, par value $1.00 per share (the "Common Stock"), was traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "GLBZ". Since that date, the Common Stock is traded on the Nasdaq SmallCap Market under the same symbol. As of March 19, 2002, there were 468 record holders of the Common Stock. The closing price for the Common Stock on that date was $19.75.

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2001 and 2000 as reported by Nasdaq and as available through the OTC market. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods. Data has been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

	2001			2000		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$ 10.50	$ 8.25	$ 0.10	$12.83	$ 8.33	$ 0.083
June 30,	14.00	10.00	0.10	10.67	8.83	0.10
September 30	17.20	12.25	0.10	11.25	10.00	0.10
December 31	15.00	13.15	0.15	10.17	8.00	0.166

A regular dividend of $0.10 and a bonus dividend of $.05 were declared for stockholders' of record on December 24, 2001, payable on January 8, 2002.

The Company intends to pay dividends equal to forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business -- Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During 2001, the Company continued many favorable operating trends. Most notably, 2001 saw significant growth in both the Bank's deposits and investment portfolio. Deposit growth in 2001 was strong with increases of $20,616,000 in interest bearing deposits and $2,723,000 in non-interest bearing demand deposits. Investment portfolio growth was due primarily to the increase in the Bank's investment in state and municipal bounds which had grown to $20,659,000 by the end of 2001. The Bank's net interest income on a tax equivalent basis improved due to a combination of growth in the securities portfolio and a continued moderation in deposit costs.

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Comparison of Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

General. For the year ended December 31, 2001, the Company reported consolidated net income of $1,725,236 ($1.04 basic and diluted earnings per share) compared to a consolidated net income of $2,274,866 ($1.38 basic and diluted earnings per share) for the year ended December 31, 2000 and a consolidated net income of $1,445,350 ($.88 basic and diluted earnings per share) for the year ended December 31, 1999. (All per share amounts throughout this report have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.) Net income for 2000 and 1999 included certain non-recurring items ($2,090,126 for 2000 and $1,311,997 for 1999). Net income adjusted to remove the effects of these non-recurring items was $1,725,236 for 2001, $991,947 for 2000, and $640,045 for 1999.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2001 was $10,673,730 compared to $10,801,098 for the year ended December 31, 2000 and $9,925,203 for the year ended December 31, 1999. The $127,368 decrease for the most recent year was due to a decline in interest income on loans combined with an increase in interest expense for long-term borrowings and junior subordinated debentures, partially offset by increased interest income on state and municipal securities and corporate trust preferred securities. Since a large portion of the Company's portfolio is invested in state and municipal securities, which are tax advantaged, the after tax net interest income for 2001 was $11,058,205, compared to $10,884,430 for 2000, an increase of $173,775 or 1.60%. The $875,895 increase in net interest income for 2000 over 1999 was due to an increase in loan income, federal funds sold and other interest income, partially offset by an increase in other interest expense for long-term borrowing and junior subordinated debt interest expense. The after tax net interest income for 2000 was $10,885,000, a $950,000 increase (or 9.6%) over the $9,935,000 after tax net interest income for 1999.

Interest expense increased from $5,901,617 in 2000 to $6,533,274 in 2001, a $631,657 or 10.7% increase, and increased from $5,623,174 in 1999 to $5,901,617 in 2000, a $278,443, or 4.95% increase, primarily due to the trust preferred issuance and the FHLB long-term borrowing in September, 2000. Net interest margin for the year ended December 31, 2001 was 4.80% compared to 5.27% and 4.96% for the years ended December 31, 2000 and 1999, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2001	VS.	2000	2000	VS.	1999
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
	(In Thousands)					
ASSETS						
Interest-earning assets:						
Federal funds sold	$ 85	$(139)	$ 224	$ 85	$ 43	$ 42
Interest-bearing deposits	185	(34)	219	(28)	(28)	-
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	(296)	(126)	(170)	(797)	(135)	(662)
Obligations of states and political subdivisions(1)	579	(52)	631	159	-	159
All other investment securities	242	43	199	86	3	83
Total investment securities	525	(135)	660	(552)	(132)	(420)
Loans, net of unearned income:						
Demand, time and lease	(39)	(116)	77	24	115	(91)
Mortgage and construction	(745)	(607)	(138)	133	65	68
Installment and credit card	493	114	379	1,491	89	1,402
Total gross loans(2)	(291)	(609)	318	1,648	269	1,379
Allowance for credit losses	-	-	-	-	-	-
Total net loans	(291)	(609)	318	1,648	269	1,379
Total interest-earning assets	$ 504	$(917)	$1,421	$1,153	$152	$1,001
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$(430)	$(438)	$ 8	$ 10	$ 6	$ 4
Money market	(93)	(140)	47	(78)	(7)	(71)
Other time deposits	488	(36)	524	127	66	61
Total interest-bearing deposits	(35)	(614)	579	59	65	(6)
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	666	382	284	220	(19)	239
Total interest-bearing liabilities	$ 631	$(232)	$ 863	$ 279	$ 46	$ 233

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 6,733	$ 286	4.25%	$ 3,185	$ 201	6.31%	$ 2,330	$ 116	4.97%
Interest-bearing deposits	5,878	240	4.08	472	22	4.66	440	26	5.91
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	39,491	2,442	6.18	42,098	2,738	6.50	57,347	3,542	6.18
Obligations of states and political subdivisions(1)	13,761	1,125	8.18	2,766	243	8.79	-	-	-
All other investment securities	3,833	327	8.56	1,587	118	7.43	737	56	7.60
Total investment securities	57,085	3,894	6.82	46,451	3,099	6.67	58,084	3,598	6.19
Loans, net of unearned income:									
Demand, time and lease	4,542	426	9.38	3,894	465	11.94	4,353	391	8.98
Mortgage and construction	79,873	6,416	8.03	81,427	7,161	8.79	80,814	7,041	8.71
Installment and credit card	79,416	6,332	7.97	74,489	5,839	7.83	56,910	4,385	7.71
Total gross loans(2)	163,831	13,174	8.04	159,810	13,465	8.42	142,077	11,817	8.32
Allowance for credit losses	3,242			3,260			2,800		
Total net loans	160,589	13,174	8.20	156,550	13,465	8.60	139,277	11,817	8.48
Total interest-earning assets	230,285	17,594	7.64	206,658	16,787	8.12	200,131	15,557	7.77
Cash and due from banks	9,963			6,734			7,288		
Other assets	9,124			9,962			9,890		
Total assets	$249,372			$223,354			$217,309		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 61,992	$ 740	1.19%	$ 62,257	$ 1,188	1.90%	$ 61,902	$ 1,169	1.89%
Money market	18,756	357	1.90	16,919	450	2.65	19,581	527	2.69
Other time deposits	83,498	4,431	5.31	73,292	3,924	5.35	72,320	3,807	5.26
Total interest-bearing deposits	164,246	5,528	3.37	152,468	5,562	3.64	153,803	5,503	3.58
Borrowed funds	12,981	1,006	7.75	1,880	339	4.81	2,043	119	5.82
Total interest-bearing liabilities	177,227	6,534	3.69	154,348	5,902	3.82	155,846	5,622	3.61
Non-interest-bearing deposits	52,252			48,071			44,270		
Other liabilities	2,240			3,348			2,695		
Stockholders' equity	17,653			17,587			14,498		
Total liabilities and equity	$249,372			$223,354			$217,309		
Net interest income		$11,060			$10,885			$ 9,935	
Net interest spread			3.95%			4.30%			4.16%
Net interest margin			4.80%			5.27%			4.96%

1 Tax equivalent basis. The incremental tax rate applied was 34.38% for 2001 and 34.60% for 2000.
2 Non-accrual loans included in average balance.

Provision For Credit Losses. During the year ended December 31, 2001, the Company made a negative $150,000 provision for credit losses compared to no provision during the year ended December 31, 2000 and $300,000 during the year ended December 31, 1999. The negative $150,000 provision for credit losses was used to create a $150,000 reserve for unfunded commitments. The level of the provision for 1999 reflects the loan growth during the year. At December 31, 2001, the allowance for loan losses equaled 445.30% of non-accrual and past due loans compared to 837.87% and 276.97% at December 31, 2000 and 1999, respectively. During the year ended

December 31, 2001, the Company recorded net charge-offs of $296,360 compared to $463,184 in net recoveries and $219,429 in net charge-offs during the years ended December 31, 2000 and 1999, respectively.

Other Income. Other income decreased from $3,657,878 in 2000 to $1,821,138 in 2001, a $1,836,740, or 50.2% decrease. The decrease was largely due to a gain on foreclosed real estate and a settlement gain on the termination of the Bank's pension plan in 2000 which were not present in 2001, partially offset by a gain on investment securities of $273,003 in 2001. Other income increased from $2,827,881 in 1999 to $3,657,878 in 2000, a $829,997, or 29.35% increase. The increase was largely due to other fees and commissions (primarily Bank customer user fees and gain on the sale of foreclosed property) increasing by $536,316. Other income for 2000 also included the settlement gain of $1,600,126 on the pension plan termination, compared to a non-recurring curtailment gain in 1999 of $1,311,997 upon termination of the pension plan.

Other Expenses. Other expenses decreased from $10,746,049 in 2000 to $10,332,093 in 2001, a $413,956 or 3.85% decrease. This decrease was primarily due to a decline in employee benefit expense, which relates to the termination of the Bank's defined benefit retirement plan. Other expenses increased from $9,821,690 in 1999 to $10,746,049 in 2000, a $924,359 or 9.41% increase, due to an increase in employee benefits and the closing of the Bank's Ferndale branch.

Income Taxes. During the year ended December 31, 2001, the Company recorded income tax expense of $587,539, compared to income tax expense of $1,438,061 for the year ended December 31, 2000. Part of the 2000 period income tax expense was due to nonrecurring income realized in 2000 and was offset, in part, by the tax benefits from the Company's investments in state and municipal securities. The decreased income tax expense for 2001 was due to a decline in pretax income and increased investments in state and municipal securities. During the year ended December 31, 1999, the Company recorded income tax expense of $1,186,044. The increased income tax expense for 2000 as compared to 1999 was due to taxes paid as a result of the pension plan termination and the gain on foreclosed real estate.

Comparison of Financial Condition at December 31, 2001, 2000 and 1999

The Company's total assets increased to $263,361,726 at December 31, 2001 from $239,211,180 at December 31, 2000. The increase in assets during the year ended December 31, 2001 is a result primarily of growth in the investment portfolio. The Company's total assets increased to $239,211,180 at December 31, 2000 from $213,439,456 at December 31, 1999. The increase in assets during the year ended December 31, 2000 is a result primarily of an increase in loans and investment securities.

The Company's loan portfolio grew to $164,569,252 at December 31, 2001 compared to $162,373,731 at December 31, 2000 and $151,106,560 at December 31, 1999. The growth in the loan portfolio during the 2000 period is attributable almost entirely to the Bank's indirect automobile lending program, which was introduced in January 1998 and grew to $61,725,204 at December 31, 2000. The growth in the loan portfolio during the 2001 period is primarily attributable to growth in residential mortgages, partially offset by a decrease in commercial mortgages and indirect automobile lending. The decrease in indirect automobile lending can be at least partially attributed to zero percent financing offered by automobile manufacturers since September 2001.

During 2001, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $72,064,921, a $19,470,023 or 37%, increase from $52,594,898 at December 31, 2000. This increase is primarily attributable to increases in mortgage backed securities and state, county and municipal securities, partially offset by a decrease in U.S. governmental agency securities. The Company's total investment securities portfolio total of $52,594,898 at December 31, 2000, is a $9,272,703 or 21.41% increase from $43,322,195 at December 31, 1999. The funds for this increase are attributable to the FHLB of Atlanta borrowing and the Junior Subordinated Deferrable Interest Debenture issuance discussed in "Liquidity and Capital Resources", below.

Deposits as of December 31, 2001 totaled $229,306,717, an increase of $23,338,380, or 11.3%, from the $205,968,337 total as of December 31, 2000. The $205,968,337 total deposits as of December 31, 2000 is a $11,878,342 or 6.12% increase from the $194,089,995 total deposits as of December 31, 1999. Demand deposits as of December 31, 2001 totaled $55,685,108, a $2,722,617 or 5.1% increase from $52,962,491 at December 31, 2000. NOW and Super NOW accounts as of December 31, 2001 increased by $2,750,818 or 14.0% from their 2000 level to $22,395,703 Money market accounts increased by $3,859,859 or 23.0%, from their 2000 level to total $20,626,249 December 31, 2001. Savings deposits increased by $2,779,912 or 6.8% from their 2000 level, to $42,483,730 at December 31, 2001. Time deposits over $100,000 totaled $21,368,319 on December 31, 2001, an increase of $6,264,032 from December 31, 2000. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $66,747,609 on December 31, 2001, a $6,066,253 or a 10.0% increase from December 31, 2000.

Total stockholders' equity as of December 31, 2001 increased by $680,838 or 3.96% from the 2000 period. The increase was attributed to an increase in outstanding common stock and retained earnings, offset by a decline in accumulated other comprehensive income, net of tax. The Company experienced a $2,078,298, or 13.76% increase in total stockholders' equity for the year ended December 31, 2000 over total stockholders' equity as of December 31, 1999. The increase was attributed to an increase of $306,309 in the unrealized gain in securities available for sale and an increase of $1,531,134 in retained earnings.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities. The Company manages its assets and liabilities by coordinating the levels of and gap between interest-rate sensitive assets and liabilities to minimize changes in net interest income and in the economic value of its equity despite changes in market interest rates. The Bank's Asset/Liability and Risk Management Committee meets on a monthly basis to monitor compliance with the Board's objectives. Among other tools used by the Asset/Liability and Risk Management Committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing within a given time period. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

During recent periods, the Company has maintained a negative gap position that has benefited earnings as interest rates have fallen. In order to reduce its negative gap position, the Company has recently begun investing in mortgage-backed and other government securities which have rates that adjust to market rates. The Company also maintains a significant portfolio of available-for-sale securities that can be quickly converted to more liquid assets if needed.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2001.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5Years (Dollars In Thousands)	Over 5 Years	Total
Assets:					
Cash and due from banks	$ --	$ --	$ --	$ --	$ 10,888
Federal funds and overnight deposits	7,333	--	--	--	7,333
Securities	--	2,322	14,793	55,702	72,817
Loans	9,959	2,349	84,821	70,379	167,508
Fixed Assets	--	--	--	--	3,887
Other Assets	--	--	--	--	929
Total assets	$ 17,292	$4,671	$99,614	$126,081	$263,362
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 55,685
NOW accounts	22,395	-	-	-	22,395
Money market deposit accounts	20,626	-	-	-	20,626
Savings accounts	42,484	-	-	-	442,484
IRA accounts	1,925	4,246	11,089	2,196	19,456
Certificates of deposit	21,690	26,781	17,652	2,537	68,660
Other liabilities	-	-	-	-	10,944
Junior Subordinated Debenture	-	-	-	-	5,155
Stockholders' equity	-	-	-	-	17,862
Total liabilities and Stockholders' equity	$109,120	$31,027	$28,741	$ 4,733	$263,362
GAP	$(91,829)	$(26,356)	$(70,873)	$121,348	
Cumulative GAP	(91,829)	(118,185)	(47,312)	74,036	
Cumulative GAP as a % of total assets	(34.9%)	(44.9%)	18.0%	28.1%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage-backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2001, totaled $18,220,828, an increase of $2,711,689 or 17.5%, from the December 31, 2000 total of $15,509,139. Most of this increase was due to an increase in deposits in other financial institutions.

As of December 31, 2001, the Bank was permitted to draw on a $31.6 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and Agency Securities. As of December 31, 2001, a $7 million long-term convertible advance was outstanding under this line. In addition the Bank has a secured line of credit in the amount of $5.0 million from another commercial bank on which it has not drawn. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2001, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2001, the Company was in compliance with these requirements with a leverage ratio of 8.79%, a Tier 1 risk-based capital ratio of 12.67% and total risk-based capital ratio of 13.92%. At December 31, 2001, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in mature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Independent Auditor's Report

TRICE GEARY & MYERS, LLC
CERTIFIED PUBLIC ACCOUNTANTS ▽ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2001, 2000, and 1999, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2001, 2000, and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trice Geary & Myers LLC

Salisbury, Maryland
February 4, 2002
(except for Note 22, as to
which the date is March 14, 2002)

955 Mt. Hermon Road ▽ Salisbury, Maryland 21804 ▽ 410/742-1328 ▽ Toll Free 888/546-1574 ▽ Fax 410/742-6855 ▽ www.tricegeary.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2001	2000	1999
Assets			
Cash and due from banks	$ 10,888,085	$ 9,559,329	$ 8,317,450
Interest-bearing deposits in other financial institutions	1,879,444	50,947	10,245
Federal funds sold	5,453,299	5,898,863	555,627
Cash and cash equivalents	18,220,828	15,509,139	8,883,322
Certificates of deposit in other financial institutions	100,000	100,000	-
Investment securities available for sale, at fair value	55,547,998	21,308,961	14,664,953
Investment securities held to maturity (fair value 2001 $16,881,451; 2000 $31,019,121; 1999 $27,041,751)	16,516,923	31,285,937	28,657,242
Federal Home Loan Bank stock, at cost	652,300	652,300	652,300
Common stock in the Glen Burnie Statutory Trust I	155,000	155,000	-
Ground rents, at cost	249,900	249,900	254,025
Loans, less allowance for credit losses 2001 $2,938,455; 2000 $3,384,815; 1999 $2,921,631	164,569,252	162,373,731	151,106,560
Premises and equipment, at cost, less accumulated depreciation	3,886,631	4,268,403	4,253,324
Accrued interest receivable on loans and investment securities	1,527,018	1,681,219	1,279,067
Deferred income tax benefits	427,367	126,933	49,137
Other real estate owned	420,162	484,148	558,827
Other assets	1,088,347	1,015,509	3,080,699
Total assets	$ 263,361,726	$ 239,211,180	$ 213,439,456
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing demand	$ 55,685,108	$ 52,962,491	$ 45,144,293
Interest-bearing	173,621,610	153,005,846	148,945,702
Total deposits	229,306,718	205,968,337	194,089,995
Short-term borrowings	882,408	487,978	2,464,936
Long-term borrowings	7,274,791	7,296,523	-
Dividends payable	195,333	213,345	136,666
Accrued interest payable on deposits	155,174	195,166	152,555
Accrued interest payable on junior subordinated debentures	171,518	166,986	-
Other liabilities	2,359,199	2,547,098	1,492,855
Total liabilities	240,345,141	216,875,433	198,337,007
Commitments, contingencies and subsequent event			
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	-
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding 2001 1,663,560; 2000 1,110,049 shares; 1999 1,093,496 shares	1,663,560	1,110,049	1,093,496
Surplus	10,390,511	10,373,549	10,149,247
Retained earnings	5,970,537	5,544,305	4,013,171
Accumulated other comprehensive (loss) income, net of tax	(163,023)	152,844	(153,465)
Total stockholders' equity	17,861,585	17,180,747	15,102,449
Total liabilities and stockholders' equity	$ 263,361,726	$ 239,211,180	$ 213,439,456

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2001	2000	1999
Interest income on:			
Loans, including fees	$ 13,173,325	$ 13,464,699	$ 11,816,570
U.S. Treasury securities	94,336	129,283	279,412
U.S. Government agency securities	2,347,049	2,608,332	3,254,811
State and municipal securities	738,330	159,053	-
Corporate trust preferred securities	310,484	80,897	-
Federal funds sold	286,176	200,978	115,613
Other	257,304	59,473	81,971
Total interest income	17,207,004	16,702,715	15,548,377
Interest expense on:			
Deposits	5,527,610	5,562,428	5,503,628
Short-term borrowings	17,885	66,513	119,546
Long-term borrowings	436,817	105,690	-
Junior subordinated debentures	550,962	166,986	-
Total interest expense	6,533,274	5,901,617	5,623,174
Net interest income	10,673,730	10,801,098	9,925,203
Provision for credit losses	(150,000)	-	300,000
Net interest income after provision for credit losses	10,823,730	10,801,098	9,625,203
Other income:			
Service charges on deposit accounts	860,681	859,734	891,913
Other fees and commissions	687,454	734,255	687,939
Gains (losses) on investment securities	273,003	(26,237)	(63,968)
Gain on sale of other real estate owned	-	490,000	-
Curtailment gain on pension plan termination	-	-	1,311,997
Settlement gain on pension plan termination	-	1,600,126	-
Total other income	1,821,138	3,657,878	2,827,881
Other expenses:			
Salaries and wages	4,083,115	4,085,541	3,925,075
Employee benefits	1,769,209	2,131,481	1,596,044
Occupancy	577,440	615,201	573,052
Furniture and equipment	889,924	871,655	876,774
Other expenses	3,012,405	3,042,171	2,850,745
Total other expenses	10,332,093	10,746,049	9,821,690
Income before income taxes	2,312,775	3,712,927	2,631,394
Federal and state income tax expense	587,539	1,438,061	1,186,044
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350
Basic and diluted earnings per share of common stock	$ 1.04	$ 1.38	$ 0.88

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	2001	2000	1999
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350
Other comprehensive income (loss), net of tax			
Unrealized holding gains (losses) arising during the period (net of deferred taxes (benefits) 2001 ($98,834); 2000 $182,437; 1999 ($296,905))	(157,081)	290,199	(472,279)
Reclassification adjustment for (gains) losses included in net income (net of deferred taxes (benefits) 2001 $99,907; 2000 ($10,128); 1999 ($22,919))	(158,786)	16,110	36,456
Total other comprehensive income (loss)	(315,867)	306,309	(435,823)
Comprehensive income	$ 1,409,369	$ 2,581,175	$ 1,009,527

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2001, 2000, and 1999

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 1998	894,938	$ 894,938	$ 9,788,889	$ 3,202,488	$ 282,358	$ 14,168,673
Net income	-	-	-	1,445,350	-	1,445,350
Shares issued under employee stock purchase plan	2,015	2,015	39,351	-	-	41,366
Shares issued under stockholder stock purchase plan	9,470	9,470	219,730	-	-	229,200
Shares repurchased and retired	(8)	(8)	(130)	-	-	(138)
Cash dividends, $.28 per share	-	-	-	(452,418)	-	(452,418)
Dividends reinvested under dividend reinvestment plan	4,832	4,832	101,317	-	-	106,149
Stock split effected in form of 20% stock dividend	182,249	182,249	-	(182,249)	-	-
Expired stock options	-	-	(14,201)	-	-	(14,201)
Vested stock options	-	-	14,291	-	-	14,291
Other comprehensive loss, net of tax	-	-	-	-	(435,823)	(435,823)
Balances, December 31, 1999	1,093,496	1,093,496	10,149,247	4,013,171	(153,465)	15,102,449
Net income	-	-	-	2,274,866	-	2,274,866
Shares issued under stockholder stock purchase plan	2,659	2,659	47,330	-	-	49,989
Cash dividends, $.449 per share	-	-	-	(743,732)	-	(743,732)
Dividends reinvested under dividend reinvestment plan	13,894	13,894	187,861	-	-	201,755
Expired stock options	-	-	(10,889)	-	-	(10,889)
Other comprehensive income, net of tax	-	-	-	-	306,309	306,309
Balances, December 31, 2000	1,110,049	1,110,049	10,373,549	5,544,305	152,844	17,180,747
Net income	-	-	-	1,725,236	-	1,725,236
Shares repurchased and retired	(10,000)	(10,000)	(138,750)	-	-	(148,750)
Cash dividends, $.45 per share	-	-	-	(747,807)	-	(747,807)
Dividends reinvested under dividend reinvestment plan	12,314	12,314	155,712	-	-	168,026
Stock split effected in form of 50% stock dividend	551,197	551,197	-	(551,197)	-	-
Other comprehensive loss, net of tax	-	-	-	-	(315,867)	(315,867)
Balances, December 31, 2001	1,663,560	$ 1,663,560	$ 10,390,511	$ 5,970,537	$ (163,023)	$ 17,861,585

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	805,988	744,678	831,034
Compensation (benefit) expense from vested stock options, net	-	(10,889)	90
Provision for credit losses	(150,000)	-	300,000
Losses on other real estate owned	63,986	27,679	-
Deferred income taxes (benefits)	(101,691)	(73,725)	921,194
(Gains) losses on disposals of assets, net	(259,135)	(255,803)	43,273
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	154,201	(402,152)	122,593
(Increase) decrease in other assets	(59,006)	2,020,004	(741,174)
Increase (decrease) in accrued interest payable	(35,460)	209,597	(8,042)
Increase (decrease) in other liabilities	(167,514)	834,018	(674,080)
Net cash provided by operating activities	1,976,605	5,368,273	2,240,238
Cash flows from investing activities:			
Maturities of held to maturity mortgage-backed securities	3,303,672	1,521,930	2,490,926
Maturities of other held to maturity investment securities	10,961,629	500,000	7,754,438
Maturities of available for sale mortgage-backed securities	2,271,148	1,621,643	5,018,593
Maturities of other available for sale investment securities	5,237,023	500,000	1,991,087
Sales of debt securities	7,067,274	4,540,643	14,985,136
Purchases of held to maturity mortgage-backed securities	-	(2,990,625)	-
Purchases of held to maturity investment securities	-	(1,652,173)	(6,357,408)
Purchases of available for sale mortgage-backed securities	(25,158,011)	-	-
Purchases of other available for sale investment securities	(23,434,008)	(12,836,928)	(5,498,437)
Redemption of FHLB stock	-	-	284,100
Purchase of certificate of deposit	-	(100,000)	-
Purchase of common stock in the Glen Burnie Statutory Trust I	-	(155,000)	-
Increase in loans, net	(2,045,521)	(11,267,171)	(25,729,005)
Proceeds from sales of other real estate	-	537,000	402,693
Purchases of other real estate	-	-	(59,523)
Proceeds from sales of premises and equipment	-	-	42,920
Purchases of premises and equipment	(432,658)	(599,373)	(439,450)
Net cash used by investing activities	(22,229,452)	(20,380,054)	(5,113,930)
Cash flows from financing activities:			
Increase (decrease) in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	10,990,615	7,608,893	(4,524,635)
Increase (decrease) in time deposits, net	12,347,766	4,269,449	(996,485)
Increase (decrease) in short-term borrowings	394,430	(1,976,958)	1,321,032
Proceeds from long-term borrowings	-	7,000,000	-
Repayments of long-term borrowings	(21,732)	(3,477)	-
Cash dividends paid	(765,819)	(667,053)	(438,791)
Common stock dividends reinvested	168,026	201,755	106,149
Repurchase and retirement of common stock	(148,750)	-	(138)
Issuance of guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	-	5,155,000	-
Issuance of common stock	-	49,989	270,566
Net cash provided (used) by financing activities	22,964,536	21,637,598	(4,262,302)
Increase (decrease) in cash and cash equivalents	2,711,689	6,625,817	(7,135,994)
Cash and cash equivalents, beginning of year	15,509,139	8,883,322	16,019,316
Cash and cash equivalents, end of year	$ 18,220,828	$ 15,509,139	$ 8,883,322

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,		2001		2000		1999
Supplementary Cash Flow Information:						
Interest paid	$	6,568,734	$	5,692,020	$	5,631,216
Income taxes paid		693,000		205,000		-
Total increase (decrease) in unrealized appreciation (depreciation) on securities available for sale		(514,610)		499,038		(710,042)

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp (the "Company") and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 23) of the Company account for the subsidiaries using the equity method of accounting.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") stock is an equity interest in the FHLB, which does not have a readily determinable fair value for purposes of Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Note 1. Summary of Significant Accounting Policies (continued)

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower's ability to pay.

While management believes it has established the allowance for credit losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. There were no loans converted to OREO in 2001 or 2000. Loans converted to OREO through foreclosure proceedings totaled $59,523 for the year ended December 31, 1999. No sales of OREO were financed by the Bank for 2001, 2000, or 1999. Sales of OREO financed by GBB Properties, Inc. totaled $145,000 for 2000.

Note 1. Summary of Significant Accounting Policies (continued)

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Intangible Assets:

A core deposit intangible asset of $544,652, relating to a branch acquisition, is being amortized on the straight-line method over 10 years. Accumulated amortization was $340,407, $285,942, and $231,477 at December 31, 2001, 2000, and 1999, respectively. Amortization expense totaled $54,465 for each of the years ended December 2001, 2000, and 1999.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and later superceded by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (See Note 21). As of December 31, 2001 and 1999, no long-lived assets existed in which management considered impaired, however, in 2000 certain long-lived assets were deemed to be impaired (See Note 5).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to the other real estate owned, deferred compensation and pension benefits, tax credit carryovers, and unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, allowance for credit losses, accretion of discount on investment securities, and prepaid pension expense.

Credit Risk:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2001, the Bank had deposits and Federal funds sold with three separate financial institutions of approximately $736,000, $813,000, and $11,047,000.

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

Note 1. Summary of Significant Accounting Policies (continued)

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately $2,923,000, $3,039,000, and $2,477,000 during the years ended December 31, 2001, 2000, and 1999, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 498,684	$ 25,066	$ -	$ 523,750
U.S. Government agency	7,504,660	13,859	9,688	7,508,831
State and municipal	19,976,500	137,505	313,434	19,800,571
Corporate trust preferred	4,819,930	126,842	9,958	4,936,814
Mortgage-backed	23,013,820	33,127	268,915	22,778,032
	$ 55,813,594	$ 336,399	$ 601,995	$ 55,547,998
Held to maturity:				
U.S. Treasury	$ 749,498	$ 21,830	$ -	$ 771,328
U.S. Government agency	6,881,993	161,650	14,375	7,029,268
State and municipal	682,560	19,197	-	701,757
Mortgage-backed	8,202,872	183,604	7,378	8,379,098
	$ 16,516,923	$ 386,281	$ 21,753	$ 16,881,451

Note 3. Investment Securities (continued)

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 497,871	$ 9,638	$ -	$ 507,509
U.S. Government agency	6,975,277	45,107	38,008	6,982,376
State and municipal	8,038,349	254,201	-	8,292,550
Corporate trust preferred	2,821,428	-	1,481	2,819,947
Mortgage-backed	2,727,023	-	20,444	2,706,579
	$ 21,059,948	$ 308,946	$ 59,933	$ 21,308,961
Held to maturity:				
U.S. Treasury	$ 1,248,529	$ 14,446	$ 620	$ 1,262,355
U.S. Government agency	17,834,666	83,636	311,617	17,606,685
State and municipal	682,431	27,437	-	709,868
Mortgage-backed	11,520,311	51,804	131,902	11,440,213
	$ 31,285,937	$ 177,323	$ 444,139	$ 31,019,121

December 31, 1999	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 991,895	$ -	$ 9,378	$ 982,517
U.S. Government agency	5,491,665	-	209,145	5,282,520
Mortgage-backed	8,431,417	24,870	56,371	8,399,916
	$ 14,914,977	$ 24,870	$ 274,894	$ 14,664,953
Held to maturity:				
U.S. Treasury	$ 1,747,488	$ 4,241	$ 5,081	$ 1,746,648
U.S. Government agency	16,851,527	-	1,139,994	15,711,533
Mortgage-backed	10,058,227	-	474,657	9,583,570
	$ 28,657,242	$ 4,241	$ 1,619,732	$ 27,041,751

Note 3. Investment Securities (continued)

Contractual maturities of investment securities at December 31, 2001, 2000, and 1999 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2001	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 1,669,481	$ 1,715,190
Due over one to five years	7,277,130	7,274,011	1,000,000	1,066,579
Due over five to ten years	4,195,187	4,126,922	499,625	534,375
Due over ten years	21,327,457	21,369,033	5,144,945	5,186,209
Mortgage-backed, due in monthly installments	23,013,820	22,778,032	8,202,872	8,379,098
	$ 55,813,594	$ 55,547,998	$ 16,516,923	$ 16,881,451

	Available for Sale		*Held to Maturity*	
December 31, 2000	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 499,841	$ 499,478
Due over one to five years	6,973,148	6,976,182	3,634,136	3,684,832
Due over five to ten years	679,801	696,287	7,490,924	7,449,653
Due over ten years	10,679,976	10,929,913	8,140,725	7,944,945
Mortgage-backed, due in monthly installments	2,727,023	2,706,579	11,520,311	11,440,213
	$ 21,059,948	$ 21,308,961	$ 31,285,937	$ 31,019,121

	Available for Sale		*Held to Maturity*	
December 31, 1999	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 500,047	$ 500,134
Due over one to five years	5,483,560	5,310,974	3,653,770	3,577,422
Due over five to ten years	1,000,000	954,063	6,990,185	6,635,625
Due over ten years	-	-	7,455,013	6,745,000
Mortgage-backed, due in monthly installments	8,431,417	8,399,916	10,058,227	9,583,570
	$ 14,914,977	$ 14,664,953	$ 28,657,242	$ 27,041,751

Note 3. Investment Securities (continued)

Proceeds from sales of securities prior to maturity were $7,067,274, $4,540,643, and $14,985,138 for the years ended December 31, 2001, 2000, and 1999, respectively. Gains of $276,392 and losses of $3,389 were realized on those sales for 2001. Losses of $26,237 were realized on those sales for 2000. Gains of $59,647 and losses of $123,614 were realized on those sales for 1999. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax benefit (expense) relating to net gains/losses on sales of investment securities was ($105,434), $10,133, and $24,704, for the years ended December 31, 2001, 2000, and 1999, respectively.

Securities with amortized costs of approximately $1,248,000, $1,247,000, and $1,742,000 were pledged as collateral for short-term borrowings and financial instruments with off-balance sheet risk at December 31, 2001, 2000, and 1999, respectively.

The Bank has no derivative financial instruments required to be disclosed under SFAS No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.*

Note 4. Loans

Major categories of loans are as follows:

	2001	2000	1999
Mortgage:			
Residential	$ 44,293,130	$ 36,187,294	$ 34,098,848
Commercial	36,920,258	40,168,603	42,342,103
Construction and land development	2,355,395	5,256,921	6,094,894
Lease financing	-	70,675	341,277
Demand and time	5,082,790	3,655,180	3,359,785
Installment	79,642,436	81,124,897	68,518,095
	168,294,009	166,463,570	154,755,002
Unearned income on loans	(786,302)	(705,024)	(726,811)
	167,507,707	165,758,546	154,028,191
Allowance for credit losses	(2,938,455)	(3,384,815)	(2,921,631)
	$ 164,569,252	$ 162,373,731	$ 151,106,560

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately $59,308,000, $61,725,000, and $50,967,000 of such loans at December 31, 2001, 2000, and 1999, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2001, 2000, and 1999, the amounts of such loans outstanding were $1,194,860, $1,319,700, and $1,417,716, respectively. During 2001, loan additions and repayments were $81,598 and $206,438, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2001	2000	1999
Balance, beginning of year	$ 3,384,815	$ 2,921,631	$ 2,841,060
Provision for credit losses	(150,000)	-	300,000
Recoveries	390,792	1,223,618	454,277
Loans charged off	(687,152)	(760,434)	(673,706)
Balance, end of year	$ 2,938,455	$ 3,384,815	$ 2,921,631

Loans on which the accrual of interest has been discontinued amounted to $601,120, $370,053, and $1,011,826 at December 31, 2001, 2000, and 1999, respectively. Interest that would have been accrued under the terms of these loans totaled $14,877, $48,484, and $168,644 for the years ended December 31, 2001, 2000, and 1999, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2001	2000	1999
Loans classified as impaired	$ 443,874	$ 207,579	$ 1,043,944
Allowance for credit losses on impaired loans	117,271	77,633	217,907
Average balance of impaired loans	211,294	63,105	1,842,757

Following is a summary of cash receipts on impaired loans and how they were applied:

	2001	2000	1999
Cash receipts applied to reduce principal balance	$ 71,057	$ 6,389	$ 83,828
Cash receipts recognized as interest income	10,878	581	-
Total cash receipts	$ 81,935	$ 6,970	$ 83,828

According to management, there were no troubled debt restructurings in 2001. All previous restructurings appear to be performing under the terms of the modified agreements.

At December 31, 2000, the total recorded investment in troubled debt restructurings amounted to $369,594. The average recorded investment in troubled debt restructurings amounted to $383,642 for the year ended December 31, 2000. The allowance for credit losses relating to troubled debt restructurings was $66,479 at December 31, 2000. Interest income on troubled debt restructurings of $93,653 was recognized for cash payments received in 2000.

At December 31, 1999, the total recorded investment in troubled debt restructurings amounted to $243,137. The average recorded investment in troubled debt restructurings amounted to $252,477 for the year ended December 31, 1999. The allowance for credit losses relating to troubled debt restructurings was $73,635 at December 31, 1999. Interest income on troubled debt restructurings of $17,660 was recognized for cash payments received in 1999.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2001	2000	1999
Land		$ 684,977	$ 684,977	$ 591,377
Buildings	5-50 years	4,157,641	4,112,520	4,004,737
Equipment and fixtures	5-30 years	4,768,901	4,479,403	4,385,699
Construction in progress		17,954	246,461	10,333
		9,629,473	9,523,361	8,992,146
Accumulated depreciation		(5,742,842)	(5,254,958)	(4,738,822)
		$ 3,886,631	$ 4,268,403	$ 4,253,324

	2001	2000	1999
Notes payable - U.S. Treasury	$ 882,408	$ 487,978	$ 464,936
FHLB advances	-	-	2,000,000
	$ 882,408	$ 487,978	$ 2,464,936

Depreciation expense was $573,674, $551,784, and $575,100 for the years ended December 31, 2001, 2000, and 1999, respectively. Amortization of software and intangible assets totaled $192,670, $197,286, and $187,046 for the years ended December 31, 2001, 2000, and 1999, respectively.

The Bank leases its South Crain Highway and Severna Park branches. Minimum lease obligations under the South Crain Highway branch are $71,800 per year through September 2004, adjusted annually by the CPI. Minimum lease obligations under the Severna Park branch are $36,560 per year through September 2004, adjusted annually by the CPI. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled $110,612, $122,060, and $85,980 for the years ended December 31, 2001, 2000, and 1999, respectively.

In December 2000, the Board of Directors of the Company decided to close the Ferndale Shopping Center branch. At December 31, 2000, management determined that leasehold improvements made to the Ferndale branch, with a book value of $184,535, were impaired as prescribed by SFAS No. 144 and had no net realizable value, and recorded an asset impairment loss from continuing operations for this amount. The Bank also accrued approximately $96,000 relating to the estimated cost of closing the Ferndale branch, which were included in other operating expenses for 2000 (see Note 13).

Note 6. Short-term borrowings

Short-term borrowings are as follows:

	2001	2000	1999
Notes payable - U.S. Treasury	$ 882,408	$ 487,978	$ 464,936
FHLB advances	-	-	2,000,000
	$ 882,408	$ 487,978	$ 2,464,936

Note 6. Short-term borrowings (continued)

The Bank owned 6,523 shares of common stock of the FHLB at December 31, 2001. The Bank is required to maintain an investment of .3% of total assets, adjusted annually. This investment was a condition for obtaining a variable rate credit facility with the FHLB. The credit available under this facility is determined at 12% of the Bank's total assets or approximately $31,600,000 at December 31, 2001. There was $7,000,000 in long-term advances under this credit arrangement at December 31, 2001 (see Note 7). Also, at December 31, 1999, the Bank had short-term advances of $2,000,000 under these arrangements, bearing interest at 4.55%, and maturing within the next year. This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio and by investment securities with amortized cost of approximately $250,000, $250,000, and $750,000 at December 31, 2001, 2000, and 1999, respectively. Average short-term borrowings under this facility were approximately $640,000 and $1,506,000 during 2000 and 1999, respectively, with no short-term borrowings in 2001.

Notes payable to the U.S. Treasury are Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. The note payable is secured by investment securities with an amortized cost of approximately $998,000, $997,000, and $995,000 at December 31, 2001, 2000, and 1999, respectively.

The Bank also has available $5,000,000 in a short-term credit facility, secured by Federal funds sold, from another bank for short term liquidity needs, if necessary. There were no borrowings outstanding under this credit arrangement at December 31, 2001, 2000, and 1999.

Note 7. Long-term Borrowings

Long-term borrowings are as follows:

	2001	2000
Federal Home Loan Bank of Atlanta, convertible advance	$ 7,000,000	$ 7,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	274,791	296,523
	$ 7,274,791	$ 7,296,523

The Federal Home Loan Bank of Atlanta convertible advance has a final maturity of September 2010 and an interest rate of 5.84%, payable quarterly, which is fixed through September 2002. At that time, the Federal Home Loan Bank of Atlanta has the option of converting the rate to a three month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

At December 31, 2001, the scheduled maturities of long-term borrowings are approximately as follows:

	2001
2002	$ 23,300
2003	25,000
2004	26,800
2005	28,700
2006	30,800
2007 and thereafter	7,140,191
	$ 7,274,791

Note 8. Deposits

Major classifications of interest-bearing deposits are as follows:

	2001	2000	1999
NOW and SuperNOW	$ 22,395,703	$ 19,644,885	$ 18,562,778
Money Market	20,626,249	16,766,390	17,628,665
Savings	42,344,960	40,687,639	41,116,776
Certificates of Deposit, $100,000 or more	17,635,466	11,995,756	6,345,179
Other time deposits	70,619,232	63,911,176	65,292,304
	$ 173,621,610	$ 153,005,846	$ 148,945,702

Interest expense on deposits is as follows:

	2001	2000	1999
NOW and SuperNOW	$ 136,590	$ 217,558	$ 230,708
Money Market	356,798	449,850	527,466
Savings	613,088	961,028	938,117
Certificates of Deposit, $100,000 or more	750,434	557,693	435,885
Other time deposits	3,670,700	3,376,299	3,371,452
	$ 5,527,610	$ 5,562,428	$ 5,503,628

At December 31, 2001, the scheduled maturities of time deposits are approximately as follows:

	2001
2002	$ 53,258,000
2003	17,779,000
2004	5,665,000
2005	2,490,000
2006	4,329,000
2007 and thereafter	4,734,000
	$ 88,255,000

Deposit balances of executive officers and directors and their affiliated interests totaled approximately $526,000, $734,000, and $369,000 at December 31, 2001, 2000, and 1999, respectively.

The Bank had no brokered deposits at December 31, 2001, 2000, and 1999.

Note 9. Income Taxes

The components of income tax expense for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Current:			
Federal	$ 594,160	$ 1,271,219	$ 264,850
State	95,070	240,567	-
Total current	689,230	1,511,786	264,850
Deferred income taxes (benefits):			
Federal	(70,871)	51,660	793,015
State	(30,820)	(125,385)	128,179
Total deferred	(101,691)	(73,725)	921,194
Income tax expense	$ 587,539	$ 1,438,061	$ 1,186,044

A reconciliation of income tax expense computed at the statutory rate of 34% to the actual income tax expense for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001	2000	1999
Income before income taxes	$ 2,312,775	$ 3,712,927	$ 2,631,394
Taxes computed at Federal income tax rate	$ 786,344	$ 1,262,395	$ 894,674
Federal excise tax on pension plan termination and settlement	-	238,636	196,800
Increase (decrease) resulting from:			
Tax-exempt income	(248,386)	(49,261)	-
State income taxes, net of Federal income tax benefit	42,405	76,021	84,598
AMT credits	-	(87,421)	-
Other	7,176	(2,309)	9,972
Income tax expense	$ 587,539	$ 1,438,061	$ 1,186,044

Sources of deferred income taxes and the tax effects of each for the years ended December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Depreciation	$ (52,012)	$ (46,174)	$ (11,998)
Securities discount accretion	8,109	7,066	2,858
Provision for credit losses	52,185	(18,725)	139,705
Deferred compensation and pension benefit plans	(89,370)	(646,776)	542,275
Charitable contributions	-	29,372	32,430
Write-downs on other real estate owned	(22,912)	(9,462)	4,773
Alternative minimum tax credits	60,239	610,974	126,090
Net operating loss carryover	-	-	85,061
Reserve for unfunded commitments	(57,930)	-	-
Deferred income tax expense (benefit)	$ (101,691)	$ (73,725)	$ 921,194

Note 9. Income Taxes (continued)

The components of the net deferred income tax benefits as of December 31, 2001, 2000, and 1999 are as follows:

	2001	2000	1999
Deferred income tax benefits:			
Allowance for credit losses	$ -	$ 2,986	$ -
Deferred compensation and benefit plans	415,425	326,055	276,334
Other real estate owned	32,375	9,462	-
Charitable contributions	-	-	29,372
Alternative minimum tax credits	-	60,239	671,213
Net unrealized depreciation on investment securities available for sale	102,573	-	96,560
Reserve for unfunded commitments	57,930	-	-
Total deferred income tax benefits	608,303	398,742	1,073,479
Deferred income tax liabilities:			
Accumulated depreciation	94,144	146,156	192,330
Allowance for credit losses	49,199	-	15,739
Securities discount accretion	37,593	29,483	22,417
Prepaid pension plan contributions	-	-	597,056
Net unrealized appreciation on investment securities available for sale	-	96,170	-
Total deferred income tax liabilities	180,936	271,809	827,542
Net deferred income tax benefits, included in other assets.	$ 427,367	$ 126,933	$ 245,937

Management has determined that no valuation allowance is required as it is more likely than not that the net deferred income tax benefits will be fully realizable in future years.

Note 10. Pension and Profit Sharing Plans

Through 1998, the Bank had a defined benefit pension plan covering substantially all of its employees. Benefits were based on the employee's average rate of earnings for the five consecutive years before retirement. The Bank's funding policy was to contribute annually an amount between the minimum and maximum actuarially determined contribution, using the frozen entry age actuarial cost method. Assets of the plan were held in a trust fund principally comprised of growth and income mutual funds managed by another bank.

The Bank officially terminated the plan on December 27, 1999 and received IRS approval for plan termination in February 2000. The Bank settled all accrued benefits under the plan in October 2000. The Bank established a money purchase pension plan as a replacement plan. Upon termination of the pension plan, all participants became 100% vested. All accrued benefits under the terminated and settled pension plan were provided to participants through the purchase of annuities, or, in the case of actively employed participants, at their option, in the form of a lump sum rollover to the new defined contribution money purchase pension plan.

As a result of the termination of the defined benefit plan in 1999, the Bank has recognized a curtailment gain of $1,311,997, included in other income. The Bank also accrued a 25% safe harbor contribution of $328,000, included in employee benefit expense, and excise taxes of $196,800, payable on curtailment gains recognized, included in Federal and state income tax expense.

Note 10. Pension and Profit Sharing Plans (continued)

As a result of the settlement of the defined benefit plan in October 2000, the Bank recognized a settlement gain of $1,600,126, included in other income. The Bank also accrued a 25% safe harbor contribution of $397,728, included in employee benefit expense, and excise taxes of $238,636, payable on settlement gains recognized, included in Federal and state income tax expense.

The following table sets forth the financial status of the pension plan at December 31, 2000 and 1999:

	2000	1999
Projected benefit obligation at January 1,	$ 4,791,364	$ 4,423,566
Interest	-	261,367
Actual benefit payments	(4,710,262)	(144,739)
Interest on distributions	-	(7,223)
Decrease from curtailment	-	(1,435,130)
Increase from change in discount rate	-	1,607,050
Other adjustments	(81,102)	86,473
Projected benefit obligation at December 31,	$ -	$ 4,791,364
Accumulated benefit obligation:		
Vested	$ -	$ 4,791,364
Plan assets at January 1,	$ 7,045,921	$ 5,699,073
Actual distributions	(7,622,385)	(144,739)
Actual returns	576,464	1,491,587
Plan assets at December 31,	$ -	$ 7,045,921
Plan assets at fair value	$ -	$ 7,045,921
Projected benefit obligation	-	(4,791,364)
Plan assets in excess of projected benefit obligation	-	2,254,557
Unrecognized net gain	-	(684,244)
Unrecognized net asset from transition	-	(24,336)
Prepaid pension expense included in other assets	$ -	$ 1,545,977
Net pension expense includes the following:		
Interest cost	$ -	$ 254,144
Actual return on assets	(576,464)	(1,491,587)
Net amortization and deferral	874,288	939,619
Net pension expense (benefit)	$ 297,824	$ (297,824)

Note 10. Pension and Profit Sharing Plans (continued)

Assumptions used in the accounting for net pension expense were:

	2000	1999
Discount rates	N/A	5.5%
Rate of increase in compensation levels	N/A	6.5%
Long-term rate of return on assets	N/A	8.5%

During 1999, the Bank established a money purchase pension plan. The plan provides for annual employer contributions, based on employee compensation and covers substantially all employees. Contributions under this plan, made from the safe harbour accrual, were $175,794 and $156,988 for the years ended December 31, 2001 and 2000, respectively. The Bank is also making additional contributions under this plan to certain employees whose retirement funds were negatively affected by the termination of the defined benefit pension plan. These additional contributions, included in employee benefit expense, were $149,044 for the year ended December 31, 2001.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions. The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan included in employee benefit expense were $242,997, $230,971, and $187,704 for the years ended December 31, 2001, 2000, and 1999, respectively.

Note 11. Post-Retirement Health Care Benefits

The Bank provides health care benefits to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the medical benefits plan. In 2001, the Bank amended the plan to include the current Board of Directors and their spouses and the spouses of current retirees. The plan is funded only by the Bank's monthly payments of insurance premiums due. The following table sets forth the financial status of the plan at December 31, 2001, 2000, and 1999:

	2001	2000	1999
Accumulated post-retirement benefit obligation:			
Retirees	$ 503,823	$ 299,422	$ 308,960
Other active participants, fully eligible	79,954	-	-
Other active participants, not fully eligible	1,023,038	659,531	786,293
	1,606,815	958,953	1,095,253
Unrecognized net gain	31,712	250,074	11,504
Unrecognized transition obligation	(434,186)	(467,585)	(500,984)
Unrecognized past service (cost) savings	(128,666)	102,822	109,746
Accrued post-retirement benefit cost	$ 1,075,675	$ 844,264	$ 715,519

Net post-retirement benefit expense for the years ended December 31, 2001, 2000, and 1999 includes the following:

	2001	2000	1999
Service cost	$ 135,368	$ 73,360	$ 71,739
Interest cost	100,651	60,006	67,844
Amortization of unrecognized transition obligation	33,399	33,399	33,399
Amortization of net gain	-	(6,879)	-
Amortization of past service cost (savings)	4,304	(6,924)	(6,924)
Net post-retirement benefit expense	$ 273,722	$ 152,962	$ 166,058

Note 11. Post-Retirement Health Care Benefits (continued)

Assumptions used in the accounting for net post-retirement benefit expense were:

	2001	2000	1999
Health care cost trend rate	5.0%	5.0%	5.0%
Discount rate	6.5%	6.5%	6.5%

If the assumed health care cost trend rate were increased to 6% for 2001, 2000, and 1999, the total of the service and interest cost components of net periodic post-retirement health care benefit cost would increase by $46,848, $28,474, and $37,610 for the years ended December 31, 2001, 2000, and 1999, respectively, and the accumulated post-retirement benefit obligation would increase to $320,570, $181,436, and $203,668 as of December 31, 2001, 2000, and 1999, respectively.

Note 12. Other Benefit Plans

In March 1998, the Bank established and funded a grantor trust for $1,500,000 as part of a change in control severance plan covering substantially all employees. Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Subsequent to the repurchase of the Company's common stock under a "Redemption Agreement" and entering into a standstill agreement (see Note 15), and effective as of December 31, 1998, all assets held by this trust were returned to the Bank; however, the trust continues to exist on an unfunded status. In August 2001, the Board of Directors approved certain amendments and revisions to the plan to reflect changes at the Bank since inception of the plan.

Note 13. Other Operating Expenses

Other operating expenses include the following:

	2001	2000	1999
Professional services	$ 605,952	$ 642,609	$ 714,929
Stationery, printing and supplies	260,863	224,453	251,388
Postage and delivery	262,759	269,710	235,110
FDIC assessment	37,696	67,393	22,481
Directors fees and expenses	128,101	114,442	134,092
Marketing	244,838	251,113	342,737
Data processing	154,980	231,097	222,709
Correspondent bank services	74,533	95,245	98,896
Telephone	138,220	100,026	102,757
Liability insurance	93,608	98,446	91,783
Losses and expenses on real estate owned (OREO)	73,455	58,334	38,218
Asset impairment loss on Ferndale branch and related closing expenses (see Note 5)	-	280,460	-
Provision for losses on unfunded credit related commitments with off-balance sheet risk	150,000	-	-
Other	787,400	608,843	595,645
	$ 3,012,405	$ 3,042,171	$ 2,850,745

Note 14. Litigation Charges

In 2001, the Company incurred losses of $70,000 relating to the settlement of a legal claim involving alleged conversion of funds of a certificate of deposit. These nonrecurring charges were included in other expenses for 2001.

Note 15. Repurchase and Retirement of Company Common Stock

During 1998, the Company was pursued by another competing financial institution (the institution) in a hostile take-over attempt. In November 1998, the Company reached an agreement with the institution to repurchase 213,168 shares of its common stock, or approximately 19.5% of its then outstanding shares, for an aggregate purchase price of $5,580,764. In conjunction with the redemption agreement, the Company and the institution also entered into a standstill agreement through November 2008. Under the standstill agreement, the Company will make payments over five years totaling $675,510 beginning with a payment of $150,000 in January 1999 and four subsequent annual payments of $131,378.

During 2001, 2000, and 1999, the Company made payments totaling $131,378, $131,378 and $281,378, respectively, relating to the standstill agreement. These payments are included in other expenses.

Note 16. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2001	2000	1999
Loan commitments:			
Construction and land development	$ 250,000	$ 450,000	$ 740,000
Other mortgage loans	5,456,022	79,000	739,800
	$ 5,706,022	$ 529,000	$ 1,479,800
Unused lines of credit:			
Home-equity lines	$ 3,775,941	$ 3,417,102	$ 3,215,502
Commercial lines	7,272,045	7,615,035	9,981,462
Unsecured consumer lines	862,555	908,600	824,978
	$ 11,910,541	$ 11,940,737	$ 14,021,942
Letters of credit:	$ 1,257,361	$ 1,237,878	$ 1,384,969

Note 16. Commitments and Contingencies (continued)

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2001, the Bank has accrued $150,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 17. Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

On September 7, 2000, Glen Burnie Statutory Trust I, a Connecticut business trust newly formed, funded, and wholly owned by the Company, issued $5,155,000 of capital securities at 10.6% to institutional investors. The proceeds were upstreamed to the Company as junior subordinated debt under the same terms and conditions. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I's obligations with respect to the capital securities. These capital securities qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Glen Burnie Bancorp's Junior Subordinated Debentures." The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry an interest rate of 10.6%, payable semi-annually, with a non call provision over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities Statutory Trust I and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010.

Cost associated with the issuance of the trust preferred securities totaling $150,000 were capitalized and are being amortized through 2030. At December 31, 2001 and 2000, the unamortized balance totaled $145,000 and $150,000, respectively, and was included in other assets.

Note 18. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. Retained earnings from which dividends may not be paid without prior approval were approximately $2,469,000, $2,694,000, and $2,276,000 at December 31, 2001, 2000, and 1999, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Change in par value of common stock:

In December 1999, the Company changed the par value of its common stock from $10 par value to $1 par value. The $9 per share of par value has been reclassified as surplus.

Stock repurchase program:

In December 2000, the Company instituted a Stock Repurchase Program. Under the program, the Company may spend up to $250,000 to repurchase its outstanding stock. The repurchases may be made from time to time at a price not to exceed $10.667 per share. During 2001, the Company repurchased 15,000 shares at an average price of $9.917 (adjusted for stock splits and stock dividends). As of December 2001, the Company has terminated this program.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. The Bank applies Accounting Principles Board Opinion ("APB") No. 25 and related Interpretations in accounting for this plan. Net compensation cost (benefit) of $0, ($10,889), and $90 have been recognized in the accompanying consolidated financial statements in 2001, 2000, and 1999, respectively. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 *Accounting for Stock-Based Compensation*, there would be no material change in reported net income.

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at the lesser of 85% of the fair market value of the stock on the date of grant or exercise. Options granted will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

Note 18. Stockholders' Equity (continued)

	Shares	Grant Price
Outstanding December 31, 1998	8,689	$ 11.806
Exercised	(1,872)	
Expired	(6,817)	$ 11.806
Granted on August 12, 1999, expiring November 12, 2000	7,371	$ 10.978
Exercised	(1,755)	
Outstanding December 31, 1999	5,616	$ 10.978
Expired	(5,616)	$ 10.978
Outstanding December 31, 2000	-	
Outstanding December 31, 2001	-	

At December 31, 2001, there were 41,562 shares of common stock reserved for issuance under the plan.

During December 2001, the Board of Directors approved for additional options to be granted under this plan at $12.11 per share for a period of 15 months, expiring in March 2003. As of December 31, 2001, no options had been granted under this plan.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2001, 2000, and 1999, 13,607, 20,841, and 8,698 shares of common stock, respectively, were purchased under the plan. At December 31, 2001, there were 154,239 shares of common stock reserved for issuance under the plan.

The Board of Directors may suspend or discontinue the plan at its discretion.

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

Note 18. Stockholders' Equity (continued)

	Shares	Grant Price
Outstanding December 31, 1998	185,414	$ 14.514
Exercised	(6,025)	
Expired	(179,389)	$ 14.514
Granted on June 24, 1999, expiring September 24, 1999	90,000	$ 12.917
Exercised	(6,700)	
Expired	(83,300)	$ 12.917
Granted on September 24, 1999, expiring December 24, 1999	90,000	$ 12.778
Exercised	(4,322)	
Expired	(85,678)	$ 12.778
Outstanding December 31, 1999	-	
Granted on January 24, 2000, expiring March 24, 2000	75,000	$ 12.533
Exercised	(2,307)	
Expired	(72,693)	$ 12.533
Granted on March 21, 2000, expiring June 23, 2000	75,000	$ 12.533
Exercised	(1,682)	
Expired	(73,318)	$ 12.533
Outstanding December 31, 2000	-	
Outstanding December 31, 2001	-	

At December 31, 2001, there were 181,666 shares of common stock reserved for issuance under the plan.

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2001, 2000, and 1999, that both the Company and Bank meet all capital adequacy requirements to which it is subject.

Note 18. Stockholders Equity (continued)

As of December 31, 2001, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

A comparison of capital as of December 31, 2001, 2000, and 1999 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2001						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 25,254,000	13.9%	$ 14,514,000	8.0%	N/A	
Bank	24,361,000	13.5%	14,458,000	8.0%	$ 18,072,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	22,976,000	12.7%	7,254,000	4.0%	N/A	
Bank	22,092,000	12.2%	7,226,000	4.0%	10,838,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	22,976,000	8.8%	10,456,000	4.0%	N/A	
Bank	22,092,000	8.5%	10,421,000	4.0%	13,026,000	5.0%
As of December 31, 2000						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 24,092,000	14.0%	$ 13,772,000	8.0%	N/A	
Bank	23,655,000	13.7%	13,863,000	8.0%	$ 17,328,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	21,925,000	12.7%	6,886,000	4.0%	N/A	
Bank	21,474,000	12.4%	6,932,000	4.0%	10,397,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	21,925,000	9.3%	9,424,000	4.0%	N/A	
Bank	21,474,000	9.1%	9,424,000	4.0%	11,780,000	5.0%

Note 18. Stockholders Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 1999						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 16,912,000	10.8%	$ 12,527,000	8.0%	N/A	
Bank	16,586,000	10.3%	12,870,000	8.0%	$ 16,087,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	14,942,000	9.5%	6,265,000	4.0%	N/A	
Bank	14,563,000	9.0%	6,437,000	4.0%	9,655,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	14,942,000	6.8%	8,815,000	4.0%	N/A	
Bank	14,563,000	6.6%	8,813,000	4.0%	11,016,000	5.0%

Note 19. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2001	2000	1999
Basic:			
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350
Weighted average common shares outstanding	1,656,904	1,652,001	1,636,275
Basic net income per share	$ 1.04	$ 1.38	$ 0.88

Diluted earnings per share calculations were not required for 2001 and 2000 since there were no outstanding options at December 31, 2001 and 2000.

Diluted earnings per share calculations were not required for 1999, due to all options having an anti-dilutive effect and the Company having a simple capital structure.

Note 20. Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

	2001		2000		1999	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	$ 10,888,085	$ 10,888,085	$ 9,559,329	$ 9,559,329	$ 8,317,450	$ 8,317,450
Interest-bearing deposits in other financial institutions	1,879,444	1,879,444	50,947	50,947	10,245	10,245
Federal funds sold	5,453,299	5,453,299	5,898,863	5,898,863	555,627	555,627
Certificates of deposit in other financial institutions	100,000	100,000	100,000	100,000	-	-
Investment securities available for sale	55,547,998	55,547,998	21,308,961	21,308,961	14,664,953	14,664,953
Investment securities held to maturity	16,516,923	16,881,451	31,285,937	31,019,121	28,657,242	27,041,751
Federal Home Loan Bank Stock	652,300	652,300	652,300	652,300	652,300	652,300
Common stock-Statutory Trust I	155,000	155,000	155,000	155,000	-	-
Ground rents	249,900	249,900	249,900	249,900	254,025	254,025
Loans, less allowance for credit losses	164,569,252	164,570,000	162,373,731	162,525,000	151,106,560	138,422,000
Accrued interest receivable	1,527,018	1,527,018	1,681,219	1,681,219	1,279,067	1,279,067
Financial liabilities:						
Deposits	229,306,718	231,692,000	205,968,337	205,969,000	194,089,995	194,002,000
Short-term borrowings	882,408	882,408	487,978	487,978	2,464,936	2,464,936
Long-term borrowings	7,274,791	7,274,791	7,296,523	7,296,523	-	-
Dividends payable	195,333	195,333	213,345	213,345	136,666	136,666
Accrued interest payable	155,174	155,174	195,166	195,166	152,555	152,555
Accrued interest payable on junior subordinated debentures	171,518	171,518	166,986	166,986	-	-
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	5,155,000	5,155,000	-	-
Unrecognized financial instruments:						
Commitments to extend credit	17,616,563	17,466,563	12,469,737	12,364,095	15,501,742	15,430,119
Standby letters of credit	1,257,361	1,257,361	1,237,878	1,237,878	1,384,969	1,384,969

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Note 20. Fair Values of Financial Instruments (continued)

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 21. Recently Issued Accounting Pronouncements

In July 2001, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 102, *Selected Loan Loss Allowance Methodology and Documentation Issues*. SAB 102 summarizes certain SEC views on the development, documentation, and application of a systematic methodology as required by Financial Reporting Release No. 28 for determining allowances for loan and lease losses in accordance with U.S. generally accepted accounting principles. In particular, the guidance focuses on the documentation the staff normally would expect registrants to prepare and maintain in support of their allowance for credit losses. Management believes the Bank is in compliance with the provisions of SAB 102.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"), Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), and Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of a fair value can be made. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. In management's opinion, the adoption of these statements will not have a material impact on the financial position or the results of operations of the Bank.

In August 2001, FASB issued Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supercedes SFAS 121, however, it retains most of its provisions. The Bank is currently in compliance with this pronouncement.

Note 22. Subsequent Event

On March 14, 2002, the Board of Directors of the Bank adopted an amendment to the current post-retirement healthcare benefits plan (See Note 11), which limits plan coverage to those members of the Board of Directors and retirees, and their respective spouses, eligible to receive post-retirement healthcare benefits during 2002. In addition, all post-retirement healthcare benefits currently provided by the Bank to the above qualified participants will terminate on December 31, 2006. All affected plan participants were notified of this amendment by March 19, 2002. This amendment to the post-retirement healthcare plan will result in a curtailment gain of approximately $764,000 in the first quarter of 2002 and reduce the accrued post-retirement benefit cost to approximately $312,000.

Note 23. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	2001	2000	1999
Assets			
Cash	$ 512,981	$ 110,768	$ 184,555
Investment in The Bank of Glen Burnie	22,133,607	22,013,186	14,722,533
Investment in GBB Properties, Inc.	244,920	238,645	235,706
Investment in the Glen Burnie Statutory Trust I	155,000	155,000	-
Due from subsidiaries	104,384	198,479	96,321
Other assets	232,544	150,000	-
Total assets	$ 23,383,436	$ 22,866,078	$ 15,239,115
Liabilities and Stockholders' Equity			
Dividends payable	$ 195,333	$ 213,345	$ 136,666
Accrued interest payable on junior subordinated debentures	171,518	166,986	-
Due to subsidiary	-	150,000	-
Total liabilities	366,851	530,331	136,666
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	-
Stockholders' equity:			
Common stock	1,663,560	1,110,049	1,093,496
Surplus	10,390,511	10,373,549	10,149,247
Retained earnings	5,970,537	5,544,305	4,013,171
Accumulated other comprehensive (loss) income, net of (benefits) taxes	(163,023)	152,844	(153,465)
Total stockholders' equity	17,861,585	17,180,747	15,102,449
Total liabilities and stockholders' equity	$ 23,383,436	$ 22,866,078	$ 15,239,115

Note 23. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	2001	2000	1999
Dividends and distributions from subsidiaries	$ 1,750,000	$ 475,000	$ 350,000
Other income	16,430	-	-
Standstill agreement expense	(131,378)	(131,378)	(281,378)
Interest expense on junior subordinated debentures	(550,962)	(166,986)	-
Other expenses	(42,156)	(2,100)	(1,078)
Income before income tax benefit and equity in undistributed net income of subsidiaries	1,041,934	174,536	67,544
Income tax benefit	240,739	102,158	96,035
Change in undistributed net income of subsidiaries	442,563	1,998,172	1,281,771
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350

Note 23. Parent Company Financial Information (continued)

Statements of Cash Flows

Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,725,236	$ 2,274,866	$ 1,445,350
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in other assets	(82,544)	(150,000)	-
(Increase) decrease in due from subsidiaries	94,095	(102,158)	(91,533)
Increase (decrease) in due to subsidiaries	(150,000)	150,000	(4,503)
Increase in accrued interest payable	4,532	166,986	-
Change in undistributed net income of subsidiaries	(442,563)	(1,998,172)	(1,281,771)
Net cash provided by operating activities	1,148,756	341,522	67,543
Cash flows from investing activities:			
Purchase of common stock in the Glen Burnie Statutory Trust I	-	(155,000)	-
Capital contributed to subsidiary	-	(5,000,000)	(60,000)
Net cash used by investing activities	-	(5,155,000)	(60,000)
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	168,026	201,755	106,149
Issuance of guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	-	5,155,000	-
Proceeds from sales of common stock	-	49,989	270,566
Repurchase and retirement of common stock	(148,750)	-	(138)
Dividends paid	(765,819)	(667,053)	(438,791)
Net cash (used) provided in financing activities	(746,543)	4,739,691	(62,214)
Increase (decrease) in cash	402,213	(73,787)	(54,671)
Cash, beginning of year	110,768	184,555	239,226
Cash, end of year	$ 512,981	$ 110,768	$ 184,555

Note 24. Quarterly Results of Operations (Unaudited)

The following is a summary of the Consolidated unaudited quarterly results of operations:

2001

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,316	$ 4,297	$ 4,303	$ 4,291
Interest expense	1,564	1,627	1,598	1,744
Net interest income	2,752	2,670	2,705	2,547
Provision for credit losses	(150)	-	-	-
Net securities gains	89	137	29	18
Income before income taxes (1)	404	825	485	599
Net income (1)	330	586	377	432
Net income per share (basic and diluted) (1)	$ 0.20	$ 0.35	$ 0.23	$ 0.27

2000

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,415	$ 4,141	$ 4,318	$ 3,829
Interest expense	1,688	1,478	1,392	1,344
Net interest income	2,727	2,663	2,926	2,485
Net securities losses	-	(26)	-	-
Income before income taxes	1,159	685	1,330	539
Net income	612	466	830	367
Net income per share (basic and diluted)	$ 0.70	$ 0.42	$ 0.66	$ 0.29

1999

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 3,894	$ 3,957	$ 3,802	$ 3,895
Interest expense	1,428	1,410	1,379	1,406
Net interest income	2,466	2,547	2,423	2,489
Provision for credit losses	300	-	-	-
Net securities (losses) gains	(93)	2	2	25
Income before income taxes	1,156	626	553	296
Net income	487	403	361	194
Net income per share (basic and diluted)	$ 0.52	$ 0.37	$ 0.29	$ 0.15

The sum of the quarters for each fiscal year presented may not equal the annual total amounts due to rounding.

(1) Results have been restated to reflect a positive amendment to the post-retirement benefit plan, made during the first quarter 2001. Income before income taxes and net income for each quarter have been decreased by $58 and $35, respectively, as a result of this amendment. Net income per share (basic and diluted) has also been changed to reflect these restatements. Due to these restatements the first, second and third quarters do not match the amounts reported in the Form 10-Q filed with the SEC.

106 Padfield Boulevard ◦ Glen Burnie, Maryland 21061

Main Office
101 Crain Highway, SE
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
790 Ritchie Highway, S.
Severna Park, MD 21146
410-544-0270

South Crain
7984 Crain Highway, S.
Glen Burnie, MD 21061
410-766-5343

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Internet Address
www.thebankofglenburnie.com